CONSENT OF KIRK HANSON

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “Donlin Gold Project, Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” effective November 18, 2011, amended January 20, 2012 (the “Technical Report”) in the 2011 Annual Information Form of NovaGold Resources Inc. dated February 22, 2012 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630) and on Form F-10 (No. 333-178588) of the references to my name and the use of the Technical Report which are included in the annual report on Form 40-F.

DATED: February 22, 2012

/s/ Kirk Hanson
Name: Kirk Hanson